Exhibit 99.1

Pan American Silver Reports Updated Silver Mineral Reserves and Resources

(All amounts in US dollars unless otherwise stated and all production figures are approximate)
This news release contains forward-looking information about expected future events and financial and operating performance of the Company.  Readers should refer to the risks and assumptions set out in the "Cautionary Note Regarding Forward-Looking Statements" contained in this news release.

VANCOUVER, Feb. 17, 2016 /CNW/ - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) ("Pan American" or the "Company") today reported on its December 31, 2015 mineral reserves and resources. Pan American's mineral reserves are estimated to contain 280 million ounces of silver and 2.1 million ounces of gold, down from the 300 million ounces of silver and 2.3 million ounces of gold reported a year ago. The Company used long-term metal prices assumptions given in the table below to estimate its current reserves, all of which are lower than the long-term prices used at the end of 2014.

The following table illustrates the changes in Pan American's estimated silver mineral reserves, year-over-year:

Silver mineral reserves as of December 31, 2014(1)	300 million ounces
Less: Contained silver ounces mined during 2015	(33.5) million ounces
Less: Contained silver ounces re categorized	(8.9) million ounces
Plus: Contained silver ounces discovered by exploration during 2015	22.5 million ounces
Proven & probable silver mineral reserves as of December 31, 2015(2)(3)	280 million ounces

(1)	Prices used to estimate mineral reserves for 2014 were $18.50 per ounce of silver, $1,250 per ounce of gold, $2,000 per tonne of lead, $2,000 per tonne of zinc, and $6,800 per tonne of copper, except at Alamo Dorado due to its limited remaining mine life, where metal prices of $17.00 per ounce of silver and $1,200 per ounce of gold were used.
(2)	Prices used to estimate mineral reserves for 2015 were $17.00 per ounce of silver, $1,180 per ounce of gold, $1,800 per tonne of lead, $1,800 per tonne of zinc, and $5,000 per tonne of copper, except at Manantial Espejo where $14.50 per ounce of silver and $1,100 per ounce of gold was used for planned 2016 production, reverting to the previously stated metal prices thereafter, and Alamo Dorado stockpiles where metal prices of $15.00 per ounce of silver and $1,100 per ounce of gold were used due to their planned processing in the short term.
(3)	Please refer to the complete mineral reserves and mineral resources table at the end of this news release for more detailed information.

Commenting on last year's exploration results, Christopher Emerson, Vice President Business Development and Geology, said, "In 2015, even with tough market conditions, Pan American still made important investments in exploration, spending $10.9 million to complete 105,000 metres of diamond drilling around our operations. This investment in drilling and related exploration activities helped us to add 22.5 million ounces of new silver mineral reserves. However, our additions from exploration were not sufficient to fully offset the 33.5 million ounces of contained silver that were depleted from our mineral reserves through mining and 8.9 million ounce of silver re-categorized from reserves to resources due to lower assumed metal prices."

Mr. Emerson continued, "Even using a lower silver price, we were still able to replace over 40% of the silver reserves that were depleted by normal mine production and at the same time we increased our silver reserve grade by 5%."

During the last 12 years, the Company's mine-site exploration efforts have been extremely successful having added approximately 293 million ounces of silver to our mineral reserves, fully replacing the 291 million ounces of silver mined in that same period.

The La Colorada mine, which holds Pan American's largest silver reserves, once again returned outstanding exploration results, even though access to drilling the principal structures was limited due to mine expansion development activities. There was a net addition to reserves of 5.2 million ounces of silver at La Colorada during 2015. Silver mineral reserves have reached a record of 91 million ounces, a 5% increase year-on-year.

Over the past two years at La Colorada, new structures such as the NC veins and the Luna Roja vein have contributed significantly to the expanding reserve base. The Amolillo structure again outperformed expectations, and now contains over 37% of the mine's total silver reserves. Exploration at La Colorada in 2016 will focus on upgrading the estimated 23 million ounces of inferred silver resources to reserves.

Manantial Espejo had a successful year for exploration, more than replacing the 3.9 million ounces depleted from production with the addition of 4.0 million ounces of silver to reserves. However, gold reserves declined by 15,000 ounces due to a slight reduction in reserve gold grades as a result of mine sequencing into higher gold grades during 2015. In 2016, exploration will once again focus on adding new reserves underground, near the mine's existing infrastructure.

San Vicente continued its track record of strong exploration success, despite the limited spending of approximately $435,000. The mine added 3.5 million ounces of silver to reserves in 2015 (Pan American's share) at a cost of only US$0.12 per ounce of silver, replacing 80% of the 4.5 million ounces depleted by mining.

As expected, lower precious and base metal price assumptions and depletion from 2015 production more than offset the reserve additions at Huaron and Morococha. At Huaron, there was a net reduction to mineral reserves of 3.5 million ounces. While at Morococha, Pan American's share of the reserves declined by 5.6 million ounces, 2.6 million ounces of which was due to mining depletion and the remaining 3.0 million ounces was due to the reduced metal prices, changes in geological interpretation and changes in the categorization of some mineral reserves.

Reserves at Dolores declined by 11.0 million ounces of silver and 148,000 ounces of gold, primarily due to mining depletion and lower precious metal prices used for the estimate.

In 2016, Pan American expects to invest approximately $7 million to complete approximately 91 kilometres of diamond drilling at its operating mines. In addition, the Company also plans to spend $2 million on greenfield exploration activities at selected projects.

Complete mineral reserve and resource information for all metals, including tonnage and grades is available at www.panamericansilver.com.

Complete silver and gold mineral reserve and resource information at December 31, 2015 is shown in the following tables:

MINERAL RESERVES – PROVEN AND PROBABLE

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (000's oz)
Huaron	Peru	Proven	6.1	172	33.6	N/A	N/A
		Probable	3.7	167	19.9	N/A	N/A
Morococha (92.3%) (1)	Peru	Proven	2.3	176	13.0	N/A	N/A
		Probable	1.9	202	12.6	N/A	N/A
La Colorada	Mexico	Proven	3.3	474	49.6	0.35	36.2
		Probable	3.7	346	41.6	0.30	35.9
Dolores	Mexico	Proven	23.0	28	20.7	0.96	706.0
		Probable	29.2	34	32.4	0.92	864.0
Alamo Dorado	Mexico	Proven	1.6	55	2.9	0.23	12.2
		Probable	0.0	0	0.0	0.00	0.0
La Bolsa	Mexico	Proven	9.5	10	3.1	0.67	203.0
		Probable	6.2	7	1.4	0.57	113.1
Manantial Espejo	Argentina	Proven	2.5	120	9.4	1.60	126.4
		Probable	0.3	262	2.4	3.90	35.6
San Vicente (95%) (1)	Bolivia	Proven	2.0	482	30.4	N/A	N/A
		Probable	0.4	511	6.9	N/A	N/A
TOTALS (2)		Proven + Probable	95.7	91	280.1	0.84	2,132.4

MINERAL RESOURCES – MEASURED AND INDICATED

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (000's oz)
Huaron	Peru	Measured	1.7	166	9.3	N/A	N/A
		Indicated	1.4	167	7.3	N/A	N/A
Morococha (92.3%) (1)	Peru	Measured	0.3	124	1.3	N/A	N/A
		Indicated	0.6	155	3.0	N/A	N/A
La Colorada	Mexico	Measured	0.4	234	3.2	0.22	3.0
		Indicated	1.9	288	17.7	0.26	16.0
Dolores	Mexico	Measured	11.8	17	6.5	0.29	109.2
		Indicated	20.2	25	16.2	0.62	400.3
Alamo Dorado	Mexico	Measured	1.2	50	1.8	0.23	8.5
		Indicated	0.9	78	2.1	0.40	10.9
La Bolsa		Measured	1.4	11	0.3	0.90	31.4
		Indicated	4.5	9	1.1	0.50	59.8
Manantial Espejo	Argentina	Measured	0.9	99	2.9	1.14	33.6
		Indicated	0.5	188	2.8	1.84	26.9
San Vicente (95%) (1)	Bolivia	Measured	0.9	194	5.4	N/A	N/A
		Indicated	0.2	207	1.2	N/A	N/A
Navidad	Argentina	Measured	15.4	137	67.8	N/A	N/A
		Indicated	139.8	126	564.5	N/A	N/A
Pico Machay	Peru	Measured	4.7	N/A	N/A	0.91	137.5
		Indicated	5.9	N/A	N/A	0.67	127.1
Calcatreu	Argentina	Indicated	8.0	26	6.6	2.63	676.0
TOTALS (2)		Measured+ Indicated	222.3	106	721.0	0.83	1,640.2

MINERAL RESOURCES – INFERRED

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (000's oz)
Huaron	Peru	Inferred	7.3	153	36.2	N/A	N/A
Morococha (92.3%) (1)	Peru	Inferred	4.8	239	37.1	N/A	N/A
La Colorada	Mexico	Inferred	1.9	374	23.3	0.39	24.4
Dolores	Mexico	Inferred	4.1	30	4.0	1.17	155.7
Alamo Dorado	Mexico	Inferred	0.0	39	0.0	0.54	0.0
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	222.4
Manantial Espejo	Argentina	Inferred	0.5	208	3.2	2.64	41.0
San Vicente (95%) (1)	Bolivia	Inferred	2.2	318	22.1	N/A	N/A
Navidad	Argentina	Inferred	45.9	81	119.4	N/A	N/A
Pico Machay	Peru	Inferred	23.9	N/A	N/A	0.58	445.7
Calcatreu	Argentina	Inferred	3.4	17	1.8	2.06	226.0
TOTALS (2)		Inferred	107.8	93	250.5	0.73	1,115.3

HISTORICAL ESTIMATES

Property	Location	Unclassified	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (000's oz)
Hog Heaven (3)	USA	Historical (3)	2.7	167	14.6	0.62	53.9
Hog Heaven (3)	USA	Historical (3)	7.6	133	32.7	0.70	171.9
Waterloo (4)	USA	Historical	33.8	93	100.9	N/A	N/A
TOTALS (2)		Historical	44.1	104	148.2	0.68	225.8

(1)  This information represents the portion of mineral reserves and resources attributable to Pan American based on its ownership interest in the operating entity as indicated.

(2)   Totals may not add-up due to rounding.

(3)  The historical estimate for Hog Heaven was prepared by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled "Hog Heaven Project Optimization Study" dated May 1989, prior to implementation of NI 43-101. The historical estimate was based on extensive diamond drilling, and was estimated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the estimate). Michael Steinmann, P.Geo, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic estimate was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

Category	Tons	oz/ton Ag	oz/ton Au
Proven Reserves	2,981,690	4.88	0.018
Probable & Possible Reserves	904,200	10.40	0.020
Heap leach ore	316,100	1.56	0.014
Possible Resources	4,500,000	2.41	0.020
Inferred Resources	2,700,000	4.44	0.022

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as current, NI 43-101 compliant mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

The Company believes that the historical estimate category of "proven reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the CIM definition category of "indicated mineral resources".

The Company believes that the historical estimate categories of "proven & possible reserves", "heap leach ore stockpile", "possible resources" and "inferred resources" most closely correspond to 7,639,000 tonnes in the CIM definition category of "inferred mineral resources".

(4)  The historical estimate for Waterloo was initially prepared by Asarco Inc. in 1968. In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was prepared using a silver price of $5.00 per ounce (the relevant price at the time of the estimate). Michael Steinmann, P.Geo., has reviewed the Technical Evaluation Report and believes the historic estimate was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely corresponds to 33,758,000 tonnes in the CIM definition category of "indicated mineral resource". However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as current, NI 43-101 compliant mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

General Notes Applicable to the Foregoing Tables:

Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Mineral resources that are not mineral reserves have no demonstrated economic viability.

Pan American does not expect these mineral reserve and resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.

See the Company's Annual Information Form dated March 30, 2015, available at www.sedar.com for further information on the Company's material mineral properties, including information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and resources.

Grades are shown as contained metal before mill recoveries are applied.

Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves.

Prices used to estimate mineral reserves as at December 31, 2015 were $17.00 per ounce of silver, $1,180 per ounce of gold, $1,800 per tonne of lead, $1,800 per tonne of zinc, and $5,000 per tonne of copper, except at Manantial Espejo where $14.50 per ounce of silver and $1,100 per ounce of gold was used for planned 2016 production, reverting to the previously stated metal prices thereafter, and Alamo Dorado stockpiles where metal prices of $15.00 per ounce of silver and $1,100 per ounce of gold were used due to their planned processing in the short term.

Metal prices for Dolores, Manantial Espejo, and Alamo Dorado resources were $25 per ounce of silver and $1,400 per ounce of gold.
Metal prices used for Navidad were $12.52 per ounce of silver and $1,100 per tonne of lead.
Metal prices used for Calcatreu were $12.50 per ounce of silver and $650 per ounce of gold
Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold.

Mineral resource and reserve estimates for Huaron, Morococha, La Colorada, Dolores, Alamo Dorado, Manantial Espejo, San Vicente, La Bolsa, Pico Machay, and Calcatreu were prepared under the supervision of, or were reviewed by Martin Dupuis, P.Geo Director of Geology and Martin G. Wafforn, P. Eng., Vice-President Technical Services, each of whom are Qualified Persons as that term is defined in National Instrument 43-101 ("NI 43-101"). Navidad mineral resource estimates were prepared by Pamela De Mark, P. Geo., Director Resources, formerly Sr. Consultant of Snowden Mining Industry Consultants, also a Qualified Person as that term is defined in NI 43-101. Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Martin Wafforn, P.Eng., VP Technical Services, and Martin Dupuis, P.Geo, Director Geology, who are each Qualified Persons for the purposes of National Instrument 43-101.

About Pan American Silver
Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina.

This NEWS RELEASE contains "forward-looking STATEMENTS" within the meaning of the UNITED STATES Private Securities Litigation reform act of 1995 and "fORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF applicable Canadian securities legislation. when used in this news release, the words "believes", "expects", "intends", "plans", "targets", "potential", and other similar words and expressions identify forward-looking statements or information. Forward-looking statements and information express, as at the date of this NEWS RELEASE, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law. SUCH forward-looking statements AND information include, but are not limited to statements as to: the accuracy of estimated mineral reserves and resources; any anticipated future exploration programs and the expenditures and results relating to such programs; AND EXPECTATIONS THAT metallurgical, Environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues WILL NOT materially affect estimates of mineral reserves.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT OPERATIONAL, BUSINESS, ECONOMIC AND REGULATORY UNCERTAINTIES AND CONTINGENCIES.  THESE ASSUMPTIONS INCLUDE: PRICES FOR SILVER, GOLD AND BASE METALS REMAINING AS ESTIMATED; CURRENCY EXCHANGE RATES REMAINING AS ESTIMATED; OUR MINERAL RESERVE AND RESOURCE ESTIMATES AND THE ASSUMPTIONS UPON WHICH THEY ARE BASED; PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); NO LABOUR-RELATED DISRUPTIONS AT ANY OF OUR OPERATIONS: NO UNPLANNED DELAYS IN OR INTERRUPTIONS IN SCHEDULED PRODUCTION; ALL NECESSARY PERMITS, LICENCES AND REGULATORY APPROVALS FOR OUR OPERATIONS ARE RECEIVED IN A TIMELY MANNER; AND OUR ABILITY TO COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY LAWS. THE FOREGOING LIST OF ASSUMPTIONS IS NOT EXHAUSTIVE.

THE COMPANY CAUTIONS THE READER THAT FORWARD-LOOKING STATEMENTS AND INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SILVER, GOLD AND  BASE METALS PRICES; FLUCTUATIONS IN PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); OPERATIONAL RISKS AND HAZARDS INHERENT WITH THE BUSINESS OF MINING (INCLUDING ENVIRONMENTAL ACCIDENTS AND HAZARDS, INDUSTRIAL ACCIDENTS, EQUIPMENT BREAKDOWN, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, CAVE-INS, FLOODING AND SEVERE WEATHER); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH, AND CLAIMS BY, LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; OUR ABILITY TO OBTAIN ALL NECESSARY PERMITS, LICENSES AND REGULATORY APPROVALS IN A TIMELY MANNER; CHANGES IN LAWS, REGULATIONS AND GOVERNMENT PRACTICES IN THE JURISDICTIONS WHERE WE OPERATE, INCLUDING ENVIRONMENTAL, EXPORT AND IMPORT LAWS AND REGULATIONS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; INCREASED COMPETITION IN THE MINING INDUSTRY FOR EQUIPMENT AND QUALIFIED PERSONNEL; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. INVESTORS ARE CAUTIONED AGAINST UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION. FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES. THE COMPANY DOES NOT INTEND, NOR DOES IT ASSUME ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS AND INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, CHANGES IN ASSUMPTIONS, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW.

CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND RESOURCES

This news release has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (''NI 43-101'') and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release uses the terms ''measured resources'', ''indicated resources'' and ''inferred resources''. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ''reserves'' are not the same as those of the SEC, and reserves reported by Pan American in compliance with NI 43-101 may not qualify as ''reserves'' under SEC standards. Under U.S. standards, mineralization may not be classified as a ''reserve'' unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a "measured resource" or "indicated resource" will ever be converted into a "reserve". U.S. investors should also understand that "inferred resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of "inferred resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated "inferred resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases .Disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Kettina Cordero, Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 20:30e 17-FEB-16